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                                                                    Exhibit 99.3


                        VIATEL HOLDING (BERMUDA) LIMITED

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                            MONDAY, 29 DECEMBER 2003
                                   9:30 A.M.

                            APPLEBY SPURLING & KEMPE
                               22 VICTORIA STREET
                             HAMILTON HM12, BERMUDA




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     VIATEL HOLDING (BERMUDA) LIMITED
     22 VICTORIA STREET
     HAMILTON HM12, BERMUDA                                                PROXY
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     THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL
     GENERAL MEETING ON 29 DECEMBER 2003.

     I/We, HEREBY APPOINT                       , or failing whom the Chairman,
     as my/our proxy to represent me/us and to vote on my/our behalf at the Annual General Meeting of the Company to be held on Monday, 29 December 2003 and any adjournment thereof and to vote for me/us as indicated below.

     (Please indicate your vote with an "x" in the space provided on the reverse side. Should this form be returned duly signed, without a specific direction, this proxy will be voted FOR or AGAINST the proposed resolution at the discretion of your proxy.)

     PLEASE DATE, SIGN AND MAIL AT ONCE.


                      See reverse for voting instructions.

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                                  VOTE BY MAIL

This form of proxy must be delivered to Shareowner Services, PO Box 64873, Saint Paul MN 55164-9397 in the pre-addressed envelope attached, no later than twenty-four hours before the time appointed for the aforesaid Annual General Meeting.



        THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2, 3 AND 4.


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
1. Adopt the Auditors' Report and Financial Statements for the year ended
   31 December 2002.                                                                  [ ] For     [ ] Against     [ ] Abstain

2. Approve the appointment of Messrs Deloitte and Touche (London) as
   auditors to the Company.                                                           [ ] For     [ ] Against     [ ] Abstain

                                                         PLEASE FOLD HERE
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3. Approve the amendments to the Company's Bye-Laws set out in the Schedule to
   the Notice and approved by the Board together with, and subject to, such other amendments as may be proposed at the Meeting and which are consistent
   with the purposes expressed in the Chairman's letter accompanying the Notice.      [ ] For     [ ] Against     [ ] Abstain

4. Approve proposals made by the Chairman at the Meeting to:

   (a)  determine the number of Directors;                                            [ ] For     [ ] Against     [ ] Abstain

   (b)  approve the election of the Directors proposed at the Meeting;                [ ] For     [ ] Against     [ ] Abstain

   (c)  approve the appointment of any Alternate Directors;                           [ ] For     [ ] Against     [ ] Abstain

   (d)  authorise the Directors to appoint Alternate Directors as and
        when they deem fit; and                                                       [ ] For     [ ] Against     [ ] Abstain

   (e)  consider and approve any fees payable to the Directors of the
        Company.                                                                      [ ] For     [ ] Against     [ ] Abstain

Address Change? Mark Box [ ] Indicate changes below:                                   Dated the ____ day of ___________ 2003




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                                                                                      Signature(s) in Box

                                                                                      NOTE: If signing as attorney, executor,
                                                                                      administrator, trustee, guardian or the like,
                                                                                      please give your full title as such. If
                                                                                      signing for a corporation, please give your
                                                                                      title.
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